

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 9, 2014

Via E-mail
Victor Wind
Chief Financial Officer
Forest Oil Corporation
707 17th St. Suite 3600
Denver, CO 80202

> **Re: Forest Oil Corporation**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2013**
> **Filed February 26, 2014**
> **File No. 001-13515**

Dear Mr. Wind:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2013

Business, page 1

Reserves, page 3

1. It appears that you converted approximately 5% of proved undeveloped reserves to proved developed status during both the fiscal years ended December 31, 2013 and 2012. We also note your disclosure stating that management expects the rate at which proved undeveloped reserves will be converted is expected to increase during 2014. Please tell us about your plans to convert your proved undeveloped reserves within five years of the date of initial booking. Refer to Rule 4-10(a)(31) of Regulation S-X. As part of your response, please address the impact on your development plans of greater-than-

anticipated faulting encountered in the Eagle Ford, as disclosed in your press release
dated February 25, 2014.

2.   Disclosure in your filing indicates that approximately 66% of your net undeveloped
      acreage in the United States was held under leases that will expire in 2014 and 2015 if
      not extended by exploration or production activities. Please quantify any proved
      undeveloped reserves located on acreage that will expire during the next two fiscal years
      and tell us whether any of these reserves are scheduled for development after the date of
      lease expiration.

Management's Discussion and Analysis of Financial Condition and Results of Operations,
page 27

Results of Operations, page 27

3.   Please revise your disclosure for each period presented to better describe and quantify
      underlying material activities that generated variances between periods. Your revised
      disclosure should quantify the effect of each factor cited as the cause of a material change
      in your financial statements. Refer to Item 303(A)(3) of Regulation S-K.

Critical Accounting Policies, Estimates, Judgments, and Assumptions, page 41

Goodwill, page 42

4.   We note your disclosure stating that your test of goodwill subsequent to the divestiture of
      your oil and natural gas properties located in the Texas Panhandle did not result in an
      impairment loss. Please revise to address the following:

      •   Disclose the percentage by which fair value exceeded the carrying value as of the date
           of the most recent test;

      •   Describe the methods and key assumptions used and how the key assumptions were
           determined;

      •   Discuss the degree of uncertainty associated with the key assumptions; and

      •   Describe potential events and/or changes in circumstances that could reasonably be
           expected to negatively affect the key assumptions.

Notes to Consolidated Financial Statements

Note 2 – Property and Equipment, page 65

5.   We note your disclosure stating that you expect that substantially all of your unproved property costs as of December 31, 2013 will be reclassified to proved properties within ten years. However, it appears that approximately 82% of your undeveloped acreage in the United States will expire during the next three fiscal years. Please address the apparent inconsistency in timing. In addition, please revise your disclosure to more clearly describe the current status of the significant properties or projects involved. Refer to Rule 4-10(c)(7)(ii) of Regulation S-X.

Note 14 – Supplemental Financial Data – Oil and Gas Producing Activities (Unaudited), page 94

Standardized Measure of Discounted Future Net Cash Flows, page 98

6.   Your standardized measure of discounted future net cash flows was approximately $734.6 million as of December 31, 2013. This amount appears to be less than the net carrying value of your oil and gas properties as of December 31, 2013, as reported on your consolidated balance sheet. Please provide us with a summary of your ceiling test calculation as of December 31, 2013. Where applicable, please reconcile amounts used in the calculation to your balance sheet or standardized measure, as appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Svitlana Sweat, Staff Accountant at 202-551-3326 or me at 202-551-3311 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief